SALES REPRESENTATIVE AGREEMENT

THIS SALES REPRESENTATIVE AGREEMENT ("*Agreement*") is made as of the 1st day of July, 2009, by and between PureSpectrum, Inc., a Nevada corporation ("*Company*"), with offices located at 340 Eisenhower Drive, Suite 610, Savannah, GA 31406, and Fox-Rowden-McBrayer, Inc. (Atlanta) ("*Sales Representative*"), whose address is 1458 Beaver Ruin Road, Norcross, GA 30093, with reference to the following:

A. *Company* is in the business of manufacturing, or causing manufacture of, those products listed on Exhibit "A" attached hereto and by this reference made a part hereof, and other items that may be, from time to time, manufactured or imported by *Company* ("*Products*"); and desires to appoint *Sales Representative* as a non-exclusive agent for the *Products*; and

B. *Sales Representative* desires to accept such appointment as a non-exclusive selling agent of *Company*, on the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the foregoing Recitals which are incorporated herein by this reference, and of the mutual covenants and conditions contained herein, the parties agree as follows:

1. Appointment of *Sales* Representative. *Company* hereby appoints *Sales Representative* and the *Sales Representative* hereby agrees, to represent *Company* as its representative to solicit orders for the *Products*, subject to the terms, provisions and conditions hereinafter set forth.

2. Best Efforts. The *Sales Representative* agrees to use his best efforts to introduce, promote the sale of, and obtain orders for, the *Products*, and to devote as much time and attention as may be necessary properly to conduct such activities, and to take any and all steps and do any and all things which *Company* advises the *Sales Representative*, in the *Company*'s judgment, may be helpful or advisable to achieve that end. *Sales Representative* agrees to conduct his activities in accordance with the policies of the *Company* and such directions as it may issue from time to time.

3. Affirmative Covenants of *Sales Representative*. Without limiting the generality of the best efforts provisions contained in preceding paragraph, *Sales Representative* agrees as follows:

(a) To maintain, at his own expense, office space, office facilities, and competent support personnel. In addition, *Sales Representative* will be responsible for all expenses incurred in connection with the sale of the *Products*, including, without limitation, telephone, postage, and automobile expense.

(b) *Sales Representative* shall submit, within ten (10) days of the end of each calendar month, a report to the *Company*, indicating a description of activities engaged in by the *Sales Representative*, any other matters relative to solicitation of orders for the *Products*, and such other information as may be requested by *Company*.

(c) *Sales Representative* shall, upon request, follow up all sales correspondence between *Company* and purchasers of *Products*, and shall assist, when requested, in the solving commercial and/or technical problems arising out of the purchase.

(d) *Sales Representative* warrants and represents that the performance of its obligations under this Agreement does not and shall not breach or otherwise violate any of its duties or obligations to any other person and *Sales Representative* will not undertake any obligations, which may interfere, or conflict with its responsibilities to *Principal*.

4. Negative Covenants of *Sales* Representative. *Sales Representative* agrees that, during the term of this *Agreement*, he will not:

(a) Accept orders, enter into contracts or commitments on behalf of or in the name of the *Company*, or in any way whatsoever bind the *Company*, contract any debt or enter into any agreement, either express or implied, requiring *Company* to make payments, and shall not pay or make payments for and on behalf of the *Company*.

(b) It is understood and agreed that, during the term of this *Agreement*, *Sales Representative* may sell other items; however, *Sales Representative* agrees that he will not exhibit for sale, sell, or solicit the sales of, whether directly or indirectly, any item that competes directly or indirectly with any *Products* without the prior, express and written consent of the *Company*. In this regard, *Sales Representative* shall promptly advise the *Company*, in writing, of any new representations undertaken or contemplated for other manufacturers, representatives, or distributors. Failure to provide such notice may be considered by *Company* as a breach on the part of *Sales Representative*, and this *Agreement* may be terminated immediately by *Company*.

(c) *Sales Representative* shall not make any changes in the *Company*'s quotations or terms of sale, nor make any allowances or adjustments in accounts, or authorize the return of any *Products* without first obtaining, in each and every instance, *Company*'s prior written consent.

5. Independent Contractor Status. *Sales Representative* enters into this *Agreement* as, and shall continue to be, an independent contractor. Under no circumstances shall *Sales Representative* look to *Company* as his employer, nor as a partner, agent, or principal. *Sales Representative* shall not be entitled to any benefits accorded to employees of the *Company*, including, without limitation, worker's compensation, disability insurance, vacation or sick pay. *Sales Representative* shall be responsible for providing, at his expense, and in his name, disability, worker's compensation or other insurance, as well as licenses and permits usual or necessary for the sale of the *Products*.

6. Affirmative Covenants of *Company*. The *Company* agrees to the following:

(a) To assist *Sales Representative* in all reasonable and proper ways in promoting the solicitation of orders for the *Products*.

(b) To furnish the *Sales Representative*, without charge, except as may be otherwise specifically agreed upon in writing between the parties, reasonable quantities of pamphlets, catalogs, booklets and other technical, advertising and selling data and literature concerning the *Products*, which *Company* may, from time to time, have available. *Sales Representative* shall not use any sales materials that are not furnished or approved by *Company*.

7. Orders. All orders for *Products* hereunder must be in writing and issued directly by the purchaser to *Company*, and if received initially by the *Sales Representative*, shall be forwarded to the *Company*, accompanied by all such information and data as may be necessary or helpful to *Company* in considering the desirability of accepting such orders. All orders shall be subject to acceptance or rejection, in writing, by *Company*, and no order obtained by the *Sales Representative* shall be binding upon *Company* unless and until so accepted. *Company* agrees to copy *Sales Representative* with all written acceptances or rejections. *Company* reserves the right to change or withdraw any quotation made by it at any time, without obtaining the consent of *Sales Representative*, and the *Sales Representative* shall not be entitled to compensation on account of any such quotation; provided, however, that if any such action by *Company* renders the *Sales Representative* legally liable to the prospective purchaser through no fault or negligence of the *Sales Representative, Company* agrees to indemnify and hold harmless the *Sales Representative* against any such liability.

8. *Commissions. Company* shall pay its *Sales Representative* as and for full compensation for services hereunder, commissions in accordance with the schedule set forth in Exhibit "B", attached hereto and by this reference made a part hereof, based upon the net selling price for the term of this *Agreement*. It is understood and agreed that *Company* may authorize other representatives to sell and deliver *Products*. The *Sales Representative* shall receive no commission on units sold or delivered by such representatives. For avoidance of doubt, the *Sales Representative* shall receive no commission on *Products* sold by anyone other than *Sales Representative*. Payment of earned commissions shall be made by *Company* within thirty (30) days following expiration of the particular month in which *Company* receives payment for said *Products*. In the event the *Products* are returned after payment in full, the *Sales Representative* shall promptly pay back to *Company* the amount of commissions which he has received from the *Company* on the basis of the invoice on *Products* returned for refund. *Company* may deduct such amount from all other commissions then or thereafter due the *Sales Representative*; or if no commissions are payable, the *Sales Representative* shall reimburse *Company* for such amount within thirty (30) days after demand by *Company*. Commissions shall be computed on the net amount of the invoices rendered, after deducting all freight and transportation allowances from the shipping point of the *Products*, sales tax, duties, custom charges of any kind, COD charges, insurance and the like; provided, however, that, if subsequent to *Company*'s receipt of payment, the customer is credited by reason of returned merchandise or otherwise, a proportion amount of such credit shall be charged against any commissions thereafter payable by *Company* hereunder, or, if no commissions are payable, within thirty (30) days thereafter, the *Sales Representative* shall reimburse *Company* for such proportionate amount.

9. No Obligation to Manufacture. *Company* shall be under no obligation to *Sales Representative* to manufacture, sell or supply, or to continue to manufacture, sell or supply, any of the *Products*, and *Company* shall be under no obligation to *Sales Representative* to continue, discontinue, or change any model or type of any of the *Products*.

10. Indemnification by Company. *Company* agrees to indemnify, defend and hold harmless the *Sales Representative* against any liability for patent or trademark infringement resulting from the sale and/or use of the *Products*. The *Sales Representative* shall notify *Company* immediately upon learning of any action in connection with such infringement.

11. Term. This *Agreement* shall be and remain in effect for a period of one (1) year from the date hereof, and shall continue from year to year thereafter, subject to the right of either party to terminate it at any time during such initial one (1) year period, or at any time thereafter upon giving

written notice to the other party not less than thirty (30) days in advance of any designated termination date. Subject to any claim of *Company* against *Sales Representative* for breach of this *Agreement*, upon termination of this *Agreement*, the *Sales Representative* shall be entitled to the commissions on sales of the *Products* under agreements that have been entered into by *Company* before the date of termination. Payment of commissions will be made in accordance with this *Agreement*.

12. Termination. Neither party shall, by reason of the termination of this *Agreement*, be liable to the other for compensation or damages on account of the loss of present or prospective profits or commissions on sales or anticipated sales, or expenditures, investments, or commitments made in connection therewith, or in connection with the establishment, development or maintenance of the selling representation hereunder; provided that such termination shall not relieve *Company* of any liability to the *Sales Representative* for any earned but unpaid commissions in accordance with the terms of this *Agreement*.

13. Confidentiality. *Company* has and will develop, compile, and own, certain confidential information that has great value in the conduct of its business ("*Confidential Information*"). *Confidential Information* includes not only information disclosed by *Company* to *Sales Representative*, but also information developed, learned, or acquired by *Sales Representative* during the term of this *Agreement*. *Confidential Information* is to be broadly defined and includes all information that has or could have commercial value or other utility in the business in which the *Company* is engaged, or in which it contemplates engaging. *Confidential Information* also includes all information of which the unauthorized disclosure or use could be detrimental to the interests of the *Company*, whether or not such information is identified as *Confidential Information* by the *Company*. Without limiting the generality of the foregoing, *Confidential Information* includes any and all information concerning or in any way relating to the *Products*, customers and trade of the *Company*, sales volume and strategy, number and location of sales representatives, the names and list of *Company*'s customers and vendors; marketing plans, business plans, strategies, forecasts, financial information, budgets, projections, or any other information relating to the *Products*, the source of the *Products*, or the business of the *Company*.

Sales Representative agrees, at all times during or after the term of this *Agreement*, to hold, in trust, keep confidential, and not disclose to any third party, or make any use of the *Confidential Information*, except for the benefit of the *Company*, and in the course of the term of this *Agreement*. *Sales Representative* further agrees not to cause the transmission, removal, or transport of *Confidential Information* from the *Company*'s principal place of business, or such other place of business specified by the *Company*, without the prior written approval of the *Company*. *Sales Representative* agrees not to publish, disclose, or otherwise disseminate *Confidential Information*, without the prior written consent of the *Company*. *Sales Representative* acknowledges that he is aware that the unauthorized disclosure of *Confidential Information* may be highly prejudicial to the *Company*'s interests, an invasion of privacy, and an improper disclosure of trade secrets. Notwithstanding the foregoing, the foregoing shall not apply to contacts and customers of *Sales Representative* that existed prior to the date of this *Agreement*.

14. Return Upon Termination. Promptly upon termination of this *Agreement*, *Sales Representative* shall return to *Company* all pamphlets, catalogs, booklets and other technical advertising and selling data and literature concerning the *Products* in the possession of *Sales Representative*, theretofore furnished by the *Company*.

15. Notices. Any notice required hereunder may be given by any of the following means: (a) delivered personally, (b) delivered by a nationally recognized overnight courier service, (c) sent by first class mail, postage prepaid, return receipt requested, or (d) sent by facsimile, to the respective

parties at the addresses given in the Preamble of this *Agreement*, which addresses may be changed by the parties by notice conforming to the requirements of this *Agreement*. Any such notice deposited in the mail shall be conclusively deemed delivered to and received by the addressee four (4) days after deposit in the mail, if mailed first class, postage prepaid, return receipt requested. Any facsimile communications shall be deemed delivered and received on the date of the facsimile, if (a) the transmittal form and activity report confirming successful transmission are retained by the sender, and (b) the facsimile communication is followed, within twenty-four (24) hours, by mailing a copy thereof to the addressee of the facsimile in accordance with this paragraph.

16. Miscellaneous. In the event of any action at law or in equity between the parties hereto to enforce and/or interpret any provision hereof, the prevailing party shall be entitled to recover its costs and reasonable attorneys' fees. Every provision of this *Agreement* is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this *Agreement*. This *Agreement* shall be governed by and construed in accordance with the laws of the State of Georgia, relating to agreements executed and to be performed within the state. This *Agreement* supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the subject matter of this *Agreement*, and contains the entire understanding of the parties relating to such subject matter. As used in this *Agreement*, the masculine, feminine or neuter gender and the singular or plural number shall be deemed to include the other whenever the context so indicates. The headings in this *Agreement* are inserted for convenience only and are in no way intended to describe, define or limit the scope, intent or interpretation of this *Agreement*. This *Agreement* may be signed in more than one counterpart, in which case each counterpart shall constitute an original of this *Agreement*. Chatham County, Georgia, shall be proper venue for any litigation involving this *Agreement*. This *Agreement* shall apply to, be binding upon, and inure to the benefit or burden, as may be the case, of the respective heirs, administrators, personal representatives, successors and assigns of the parties hereto.

17. Amendments. This *Agreement* may be modified or supplemented; only in writing, duly executed by both of the parties duly authorized representatives, because this *Agreement* may not be amended by verbal agreement or by the mere exchange of written correspondence or e-mail.

EXHIBIT "A"

Products* of the *Company

Fox- Rowden-McBrayer, Inc. (Atlanta) will have the ability to market the following PureSpectrum Technology Products:

- Full Suite of Dimmable Compact Fluorescent Lamps- Spirals, PAR's, R's, A-Types
- Linear Fluorescent Dimmable Ballasts for T8 Lamps- 2, 3 and 4 Lamp
- Wireless Daylight Harvesting and/or Motion Sensing System w/ Smart-Ballast Technology (available Q4-'09/Q1-'10)

EXHIBIT "B"

Commission Structure

Fox-Rowden-McBrayer, Inc. (Atlanta) will receive the following commission base on net sales of the PureSpectrum Technologies products:

-10% on net sales

IN WITNESS WHEREOF, the parties hereto have executed this *Agreement* as of the date first above written.

PURESPECTRUM, INC.

By: ______________________

VP Sales

Title

"Company"

____

SALES REPRESENTATIVE

Manager

Title

FED ID # 581051947

Social Security Number/Employer Identification Number

"Sales Representative"

Sales Representative:

Nicholas Perrizino

Address

Telephone

Facsimile

E-mail

IN WITNESS WHEREOF, the parties hereto have executed this *Agreement* as of the date first above written.

PURESPECTRUM, INC.

By: ______________________

VP Sales

Title

"Company"

____

SALES REPRESENTATIVE

Manager

Title

FED ID # 581051947

Social Security Number/Employer Identification Number

Sales Representative:

Nicholas Perazine

Address

Telephone

Facsimile

E-mail

"Sales Representative"

EXHIBIT "C"

Territory and Market

Fox-Rowden-McBrayer, Inc. (Atlanta) will market PureSpectrum Technology's products in the following U.S. states:

-Georgia

-Alabama

-Florida Panhandle